Filed by Momentive Global Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Momentive Global Inc.

Commission File No.: 001-38664

The following communication was first made available on November 1, 2021 to employees of Momentive Global Inc.

Momentive Company Meeting Transcript

Zander Lurie: Hello, my friends in Europe, good afternoon. I’m sorry for the poor lighting here at the 8:30 hour in San Francisco. I’m in the wrong spot, but I’m thrilled to come together with all of our friends in Dublin and Amsterdam and friends in France and Italy, Germany, wherever you are. If others are joining in, this is a very exciting announcement that we were able to share yesterday at 1:30pm Pacific standard. Obviously too late to get everybody on, and so we wanted to have a separate town hall specifically, for our European colleagues.

We’re a 22 year-old company, formerly known as SurveyMonkey, now Momentive. We’ve been on quite a journey! I’ve had the great privilege of being with this company since 2009, when I joined the Board and the 12 employees, when my friend Dave Goldberg was running the company. After Dave Goldberg passed away, I took the reins in 2016.

Today we’re over 1500 employees. We have been a public company for three years, and we’ve had a ton of fun and a ton of ups and downs, with our acquisitions of Usabilla and GetFeedback to our rebrand, to some incredible highs and to some very challenging times, and today marks a significant milestone. And so, first and foremost, I just want to say how proud I am of all of you, and how grateful I am for all of your incredible efforts. From our design teams to our product and engineering teams to our sales teams, marketers, all the folks who work in GA functions. We have been a very successful team which led us to this incredible moment today. And the announcement yesterday, as you heard, is--we are merging with Zendesk.

Zendesk is acquiring our business, bringing our family of products and all of our employees into the incredible business that my friend Mikkel Svane has built. And I want to address what is an elephant in the room, and everybody knows this happens; I would like to just speak about long-term, but we can’t. There is a daily scoreboard flashing on your phones and on your TV’s. The initial reaction, the stock market reaction to this deal has been pretty negative, and so you see stocks trade like they do. Sometimes they trade up, sometimes they trade down. We’ve talked about it time and time again, the importance of being long term focus.

And today, the first day market reaction is challenging, and we are going to take that on. But I wanted to tell you, first and foremost, how genuinely excited I am about this combination. For our customers, who are going to be the beneficiaries of the Customer Intelligence Company that I’m going to ask Mikkel about. Secondarily, for our employees who have a fabulous growth opportunity for your careers as we merge into a company that is growing really quickly, hiring like crazy, and building incredible products for their customers and for our shareholders, who, as one of them, I believe we are going to be significant beneficiaries of the combined company and all the synergies we can deliver.

So, our businesses are in great shape. It’s what led Mikkel to be interested in acquiring our business.

And with that, I would like to introduce my friend, the Co-founder and CEO of Zendesk Mikkel Svane. Mikkel? How are you doing?

Mikkel Svane: Good thing here. Good morning everyone or rather good afternoon in Europe. Very excited to be here. And Zander, I just want to start by thanking you and thanking the team for getting us so far. It’s been a lot of work, a lot of long hours, and it’s been a real pleasure working with you guys. So thanks for getting us here, and thanks for everybody who’s put so much work into it.

Zander Lurie: Absolutely, well, we are, we’re thrilled. I don’t know which language you’re going to speak in today, and if you see my eyes glaze over, it’s because I don’t understand one of the seven languages you speak. But first and foremost I would love for you just to introduce yourself and Zendesk to our team around the world who, I think, is going to be pretty enamored by just how global your business is.

Mikkel Svane: Yeah absolutely, thank you. And as you’re going to hear from my my broken English, I am originally from Denmark from Europe, Copenhagen in Denmark, and that’s where we started the company. We moved it over to San Francisco in 2009. Exactly the time when like this suddenly was a lot of acknowledgement of the SurveyMonkey brand, the SurveyMonkey success as a business, and it was a big kind of you know, we were big admirers of the company. It was a company we talked a lot about.

And in many ways we are the same, you know we built, we built a product that was supposed to kind of serve an audience that wanted ease of use that wanted powerful strength, but with, you know, simplicity and a beautiful interface. Something that was easy to use, could rollout quickly, and that could organically grow into an organization.

This is our DNA, this is where you come from, this is where we come from. I think, Zendesk as a company that has probably been a little bit more aggressive and successful and kind of moving up market. We now have, you know more than a third of our business from very large organizations. We have you know 100, hundred million dollar, sorry, 100 million dollar accounts and a really big part of our business comes from the Enterprise segment, the very large enterprises. So this is, this is a this is, these are learnings that we want to apply to your business to further accelerate your growth, and not only up into the enterprise, but on a global level.

We are a global business. We have 5,000 employees all over the world. We have big centers in Singapore, Manila, Melbourne, of course, also in Dublin. We have a beautiful office in Dublin, and I hope everybody can see, and many other places around the world. Japan is a big market for us. LATAM, is a big market for us. We have a booming business in Brazil, so there’s a lot of opportunity for us to apply a lot of our learnings to your business, and it really accelerate your business.

But, as Zander and I have also been talking about the real vision here, the real vision is to really integrate our products. We believe there’s an opportunity to take all the data points from our software and the all the things that customers are seeing and doing in a customer service environment and overlaying that, with all the information from the Momentive / SurveyMonkey brands about how they think and feel.

And we believe that we’ll create a much richer picture of your customers; and that’s a real opportunity here. That’s a real long term opportunity to build a Customer Intelligence company and be a world leader in providing these much more colorful pictures of customers.

And that’s what Zander and I am so excited about. That’s going to be a journey ahead of us. But, as you know, we have to; today we are less than a $2 billion business we’re in. In 25, we believe we can take this to $4.5 billion in revenues. You know, it’s a lot of growth. It’s a lot of work to get us there, but we believe we have a really good plan for it. We exciting to take on this journey, together with all of you.

Zander Lurie: Well, Mikkel, I’d love to double click on a couple of the topics you brought up. First and foremost, I love getting, in getting to know you, how how customer focused you are and thinking about the customers. Obviously, as the founder, you’ve you’ve kind of built this business, brick by brick. But maybe talk a little bit more about your the Zen Suite which has been on such a tear over the last few quarters, growing, and as we think about this “say and do,” where Zendesk is a market leader, and “think and feel,” where we have real product capabilities. You know I think one of the first things that we got really excited about is just how much more customers want to unify their work with vendors and how much more we can offer, so maybe just elaborate a little bit on your vision of the Customer Intelligence company.

Mikkel Svane: Yeah and, I think that’s a really good point. We in, what was it, February or March of this year, we launched the Zendesk Suite where we basically had taken all our products and packaged them together. And not just bundle them, what we’ve done was like, make the user experience incredibly simple and easy throughout the, throughout the suite here.

And the whole idea is that, like, once you make all of these complex disparate solutions, once you can kind of really integrate them and, like, provide that seamless experience throughout the applications, that’s kind of what customers want today. They don’t want to spend a year implementing stuff. They don’t want to spend, they don’t want to work with, like all this like back end integration to make things just work seem kind of integrated. They want something that works out of the box, and that they can hit the ground running with, you know.

That is the name of the game and today’s environment. Like, things change so quickly, and we want to be focused on our customers and not on IT projects. And that’s what this Suite helps us with. Today, it’s already 25% of our business. You know, almost all our new customers, they use the Suite. And we’ve had raised our average deal size and all these things and customers are excited and love using the Suite. And that’s really our ambition also with the Momentive, the SurveyMonkey products and the entire Momentive catalog is that we integrate these things and make it an incredibly seamless experience for our customers. And we know that this is what customers want and that’s how we’ve built a business. Not from the stock price, but from what our customers want.

Zander Lurie: Well you’re a, you’re a visionary on SaaS platforms for customers. On the energy side, I think it will become abundantly obvious to folks, and Mikkel and I will do a better job selling this to Wall Street, but the revenue synergies available to us here, we’ve been on this journey to build an enterprise business and build out a go to market function. I’m super proud of what our teams have done. But when you think about Zendesk’s presence in LATAM and in APAC and the broader footprint they have in Europe; there’s such an opportunity to just accelerate the existing strategy we’ve been on, and obviously we will translate into value for our shareholders.

Last question I have for you, Mikkel, I know you’re busy, but I would be remiss if I didn’t just say how much I’ve grown to respect you, and the culture you’ve built and the values you espouse at Zendesk. And I for one would not have advocated a deal, nor voted for a deal as a board member, if I didn’t believe that our company would be merging with a group of people who are high integrity, who live their values, every day, and I would just love for you to maybe expand on your learnings as you’ve built a 5,000 person business and been so value centric. I’ll let all of our employees go find your Glassdoor ratings and reviews, but you know, I would not be on here saying this about any other company that could possibly have been acquiring our business. So I would love for you just to share what, what made you the, I don’t know, what learnings do you have. Is this back to mom and dad? Is this a colleague—what did you learn? What got you here?

Mikkel Svane: It’s been a journey building a company. And I feel incredibly proud and humbled about the team we built and the business we have. Like the confidence of so many customers, the confidence of so many employees. I think it’s important that we build a business that works for everyone, you know I’m a...I’m a you know, I have five kids. I’ve changed my shirt already twice today because I have so much shit all over it. And like we all, like we all have our own lives, and our own stuff to deal with. And we need to build a company where there’s room for everyone. And I think, like if we can make, if we can create a strong platform here where everybody can shine and lean into their dreams and what they want to do, I think we are going to do something amazing.

Zander Lurie: I can’t wait to join you on this journey, Mikkel, and just want to say to you and your colleagues how humbled I am that you’ve put this conference in us. I am super enthusiastic about this combination and totally focused on making it a success, and nothing gets me more fired up than naysayers and shareholders, who you know kind of throw shade on it on day one, so that only fires me up more. We have been knocked down before, we’re going to get up and kick ass as a company, and it’s going to be a fun journey. You want to live in interesting times, then all of our 7,000 combined employees will be the beneficiaries of this in the future, so thank you for joining our team today. I wish you a great weekend, have a great rest of your day, pal.

Mikkel Svane: Thank you so much. Thanks Zander, and thanks everyone.

Zander Lurie: See you, Mikkel.

Alright, so you heard a little bit from Mikkel about this Customer Intelligence company. I think this shines; I really do. My experience, you know as the CEO leading strategy, working with our executive team is the importance of aligning our assets, our strategy, our people, our capital around a big growth opportunity. And you know, it should become abundantly obvious to everybody that there’s a massive opportunity to expand their business today and customer service, customer operations, customer success, and build out with our products, so we can deliver more value to our customers and obviously be the beneficiaries of that in a business model.

I hope you got a sense of Mikkel’s culture, him as a human being; I’ve had the privilege of getting to know him, really, really well over the last 20 months and through COVID he’s really shined through the the social justice initiatives. He’s been a real leader in a group of people that I work with, and he’s really just showed me that he lives his values and walks the walk every day. So we’ve got a ton of work to do, until we close this transaction. It’s likely to be in the first half of 2022. It necessitates shareholders’ vote to approve the transaction on both Momentive side as well as Zendesk side.

And so, as we think about this chapter, there’s gonna be a ton of excitement in planning what this integrated company can look like, but my ask of you, my, my plea of everybody here, the 1,500 plus employees, we have around the world, is to stay focused on your customers. Stay focused on your initiatives. Continue to execute on the trajectory we have been, and we will be in great shape. We will be a standalone public company through Q4, and may well, may well be through Q1; potentially even longer.

And so, this is not the end. We’re not selling out. This will be a new chapter that we write together joining a higher growth company than the one we’re in today, with a much bigger global opportunity. And there are no guarantees in life. There are no promises; other than I think we are putting ourselves in a position to have excellent growth with our customers, excellent growth for shareholders, and for all of our employees, an opportunity to pursue the career you want, path to growth, new opportunities. I think it’s going to be super exciting, and I’m looking forward to being on that journey with you.

We talked a little bit about our shared culture and goals. I look forward to you all kind of digging in and learning more about their business, about their employee resource groups, about their values; I think we will have an opportunity to help shape what’s next for Zendesk and Momentive. But what I’ve learned through a whole lot of diligence, we are joining a super high integrity team of people who are incredibly capable, ambitious, human, and focused on people.

Do we have a video? Moving pictures? Let’s see it.

[VIDEO] This is a video for people who might want to work at Zendesk. If that’s you let us tell you a little bit about ourselves. This is Zendesk. This too is Zendesk. This is also Zendesk. This is what Zendesk builds. It’s also called Zendesk. Zendesk builds software for customer engagement; that doesn’t sound very cool, but Zendesk is making it cool simply by making it better.

This is an empty chair. It’s a metaphor, that means we have room for you at Zendesk. This is someone eating salted licorice. Apparently some people like salted licorice, but this person does not. Salted licorice is from Copenhagen, where Zendesk was founded, but Zendesk has offices all over the world, including in some people’s kitchens.

No matter where you are, when you start working at Zendesk someone will say hello. This is where you might get coffee. This what you might need the coffee for.

It’s not all work, though. This is Zendesk volunteering. This is Zendesk cleaning up a canal. Here is a bike tour, and these people are sorting donations. This is our social impact team. They organize all these events. This is engineering, marketing, sales, there’s even a puppet. These are other people who work for Zendesk. Zendesk hires interesting people with interesting backgrounds. We are pretty sure none of these people are [beep]. Zendesk doesn’t hire [beep].

This is Zendesk.

Zander Lurie: Awesome; hope you enjoyed that! I didn’t get to see that yesterday, we had a problem with the audio, but it gives you a little bit of a sense of how human this company is and their empathy and they have a bit of a sense of humor, which resonates with me, and I hope with you as well.

Okay, I’m going to introduce my colleague, who deserves a ton of credit for carrying a lot of this transaction on her back over the last few months. She’s been a world class colleague and executor, and I couldn’t be more proud of Lora Blum. So Lora, give us a little bit more insight into next steps, and what we have in front of us over the next few months.

Lora Blum: Thanks Zander. It’s been a lot of fun to work on the transaction. Sometimes people think I have a strange idea of fun, but it’s been really fun, and I’m super excited to share all of the really just the excitement that you and Mikkel have shown, so looking forward to everything that’s happening.

So here’s the timeline, and we, as Zander said, we are hoping for an early 2022 close. There are some things that we need to get through before we get to close. We will, as Zander said, continue to be a standalone public company until we close and have to comply with all of the requirements of being a public company.

We have to get through regulatory approval for this transaction, because it’s a big transaction, and we have to have a stockholder meeting, as does Zendesk. So those are the big conditions that we have to meet before we can actually close the deal, and we can’t guarantee a timeline, but we’re hoping again for that early 2022. And we can go to the next slide I think.

One of the things that folks are probably thinking about is what it means for their equity, and we can go the next slide. In the press release, you probably saw, that the exchange ratio for this transaction is 0.225; that means for every share of Momentive that you have, you’ll receive 0.225 shares of Zendesk and that means that if you had 1,500 shares of Momentive, you would get 337 shares of Zendesk on close.

It will also, this exchange ratio will also impact your RSUs and your options in the same way, so you just use that same formula to get how many RSUs that you would have, so that’s your right to receive stock in the future. And for options, it’s the same thing for the number of shares and what you do is you divide the exercise price by the exchange ratio to get the price for the options. And what will happen is Zendesk will, it’s what it’s called assuming, our option plan or our equity plan, so that all the other terms will remain the same, like the timing and everything. I think we can go to the next slide.

It is really, really important that while we are in this phase between sign and close, that we just are thoughtful about how we act because we’re governed by the securities laws. We’re all also governed by the merger agreement that we entered into. So we need to make sure that we’re not speculating on what’s going to happen, how things are going to go. As a company, we have a way that we have to communicate everything regarding the transaction that’s highly regulated by the SEC, so you really can’t speak for the company. We have folks that do that, and so please don’t address anything about the acquisition on social media or if you get reached out to by the press, please follow up with the comms team or the legal team.

You can of course reshare the information that we’ve already shared. There’s some instructions on that in our FAQs. And please don’t address questions broadly to the company, because that is also considered what we call a solicitation, and we would have to go through a filing process for that.

We do want you to show your excitement, so please do feel free to share the information that we’ve already shared through our own social media channels and take a look at the FAQs. There’s a lot of great information in those. It’s on Treehouse, and if you have more questions ask them. We’ve got the survey, you can, if you want to reach out individually to the legal team, or to the comms team, please feel free.

And most, most importantly, as Zander said, just focus on the plan. Focus on hitting our goals. We are operating independently and then we’re combining with this great new company, so we all want to make sure that we are continuing to, to execute on the goals that we’ve set and just continue to execute on our strategy.

Zander Lurie: Thank you Lora; appreciate you and all you’ve done here to make this a success and excited for the weeks ahead, where we’ve got a ton of work to do. There are 800 people on this call, so I’m assuming a bunch of my mates in Ottawa, our second biggest office by population, are here so good morning, good afternoon to you folks as well.

Forward-Looking Statements

This communication may contain forward-looking statements. The achievement of the matters covered by such forward-looking statements involves risks, uncertainties and assumptions. If any of these risks or uncertainties materialize or if any of the assumptions prove incorrect, actual results and outcomes could differ materially from the results and outcomes expressed or implied by the forward-looking statements Momentive makes.

Important factors that may cause actual results and outcomes to differ materially from those contained in such forward-looking statements include, without limitation: the possibility that the conditions to the closing of the acquisition of Momentive by Zendesk (the “Transaction”) are not satisfied on a timely basis or at all, including the risk that required approvals from Momentive’s and Zendesk’s respective stockholders for the Transaction, or required regulatory approvals to consummate the Transaction, are not obtained; potential litigation relating to the Transaction and the resulting expense or delay; uncertainties as to the timing of the consummation of the Transaction; the occurrence of any event, change or other circumstances that could give rise to the right of one or both of Momentive or Zendesk to terminate the Transaction; difficulties and delays in integrating Momentive’s and Zendesk’s businesses; prevailing economic, market or business conditions or competition, or changes in such conditions, negatively affecting Momentive’s and Zendesk’s businesses and the business of the combined company following the Transaction; the effect of uncertainties related to the COVID-19 pandemic on U.S. and global markets, Zendesk’s or Momentive’s respective business, operations, revenue, cash flow, operating expenses, hiring, demand for their respective solutions, sales cycles, customer retention, and their respective customers’ businesses and industries; risks that the Transaction disrupts Momentive’s or Zendesk’s current plans and operations; the failure to realize anticipated synergies and other anticipated benefits of the Transaction when expected or at all; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the Transaction; the effect of the announcement of the Transaction on the ability of Momentive or Zendesk to retain and hire key personnel; the diversion of the attention of the respective management teams of Momentive and Zendesk from their respective ongoing business operations; and risks relating to the market value of Zendesk’s common stock to be issued in the Transaction.

Other important factors that may cause actual results and outcomes to differ materially from those contained in the forward-looking statements included in this communication are described in Zendesk’s and Momentive’s publicly filed documents, including Momentive’s Quarterly Report on Form 10-Q for the period ended June 30, 2021, and Zendesk’s Quarterly Report on Form 10-Q for the period ended June 30, 2021.

Zendesk and Momentive caution that the foregoing list of important factors is not complete and do not undertake to update any forward-looking statements that either party may make, except as required by applicable law.

Additional Information and Where to Find It

In connection with the Transaction, Zendesk intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Zendesk and Momentive and that also will constitute a prospectus of Zendesk with respect to shares of Zendesk’s common stock to be issued in the Transaction (the “joint proxy statement/prospectus”). The definitive joint proxy statement/prospectus (if and when available) will be sent to the respective stockholders of Momentive and Zendesk seeking their approval of their respective merger-related proposals. Each of Zendesk and Momentive may also file other relevant documents regarding the Transaction with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF ZENDESK AND MOMENTIVE ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION, WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT MOMENTIVE, ZENDESK AND THE TRANSACTION.

Investors and security holders may obtain free copies of the joint proxy statement/prospectus (if and when available) and other documents that are filed or will be filed with the SEC by Zendesk or Momentive through the SEC’s website (www.sec.gov). Copies of the documents filed with the SEC by Zendesk will be available free of charge by accessing Zendesk’s investor relations website at investor.zendesk.com or upon written request to Zendesk at 989 Market Street, San Francisco, California 94103. Copies of the documents filed with the SEC by Momentive will be available free of charge by accessing Momentive’s investor relations website at investor.momentive.ai or upon written request to Momentive at One Curiosity Way, San Mateo, California 94403.

Participants In The Solicitation

Zendesk, Momentive, their respective directors and certain of their respective executive officers are participants in the solicitation of proxies from the respective stockholders of Zendesk and Momentive in respect of the Transaction. Additional information regarding such participants, including their direct or indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus and other relevant documents to be filed with the SEC in connection with the Transaction. Information about Zendesk’s directors and executive officers and their ownership of Zendesk’s common stock is also available in Zendesk’s proxy statement, dated April 2, 2021, for its 2021 Annual Meeting of Stockholders. Information about Momentive’s directors and executive officers and their ownership of Momentive’s common stock is also available in Momentive’s proxy statement, dated April 20, 2021, for its 2021 Annual Meeting of Stockholders.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.